Ivy Funds

6300 Lamar Avenue

P.O. Box 29217

Shawnee Mission, Kansas 66201-9217

May 20, 2011

FILED VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Annual Report for Ivy Funds (“Trust”)

Fiscal Year Ended March 31, 2010

CIK# 52858

Dear Ms. Stout:

This letter responds to your comments, provided in your telephone conversation with us on April 21, 2011, regarding the annual report of Ivy Funds for the fiscal year ended March 31, 2010. As we discussed during our telephone conversation, on April 1, 2010, each series of the Trust was reorganized into a corresponding series of Ivy Funds, a Delaware statutory trust (CIK# 883622). Each of your comments is repeated below, with our response immediately following.

1.	Comment: The SEC staff issued a letter to the ICI setting forth its views on the types of disclosures relating to derivatives that should be included in annual reports. If the use of derivatives by any fund was material, please discuss the impact of the use of derivatives during the reporting period in Management’s Discussion of Fund Performance (“MDFP”).

Response: Our research indicates the ICI letter referenced in your comment for the March 31, 2010 Annual Report was not issued until July 30, 2010. Nevertheless, we are confident that the March 2010 Annual Report fully disclosed the material factors impacting the Ivy Funds’ performance, and we will be mindful of the SEC staff’s views contained in the ICI letter going forward.

2.	Comment: Explain any differences in capital gains distributions and return of capital distributions between classes of a Fund as shown in the March 31, 2010 Annual Report.

Ms. S. Stout

Division of Investment Management

Securities and Exchange Commission

May 20, 2011

Response: For capital gain distributions, if we are paying a short-term capital gain distribution and we have not captured all of the expense differences between the classes in the ordinary income distributions, then we will try to capture the remaining expense difference in the short-term capital gain distribution since it is considered ordinary income to the shareholder.

For funds that have return of capital distributions, we determine a percentage that the fund has overdistributed earnings and profits in total and apply that percentage to each class’ distribution. We believe we’ve satisfied the shareholder communication requirements set forth by Rule 19a-1. We also believe that this approach is consistent with the 18f-3 Plan adopted by the Trust on behalf of each Fund.

3.	Comment: For Ivy Mortgage Securities Fund’s holdings of Bank of America Alternative Loan Trust and BlackRock Capital Financial, the market value shown in the schedule of investments is much lower than the principal amount. Please explain the reason for the discount.

Response: Due to the downturn in the mortgage industry, these two investments are trading at a deep discount. These prices were obtained by our independent pricing vendor and a third party broker.

4.	Comment: The expense ratios shown in the financial highlights for certain funds indicate that an expense waiver was in effect during the fiscal year ended March 31, 2010. Please explain why these reduced expense ratios were not shown in the fee tables in the prospectus dated July 31, 2010.

Response: Pursuant to Instruction 3(e) to Item 3 of Form N-1A, if a fund has a contractual expense reimbursement or fee waiver in place for no less than one year from the effective date of the fund’s registration statement, the fund may include two additional captions in its expense table showing the amount of the expense reimbursement or fee waiver, as well as the “Total Annual Fund Operating Expenses” net of that reimbursement or waiver. The expense reimbursement agreements included in the financial highlights of the Annual Report did not meet the criteria for including the reduced waivers in the fee tables of the registration statement because the waiver was either voluntary in nature or contractually agreed to for less than one year from the anticipated effective date of the Trust’s registrant’s statement.

5.	Comment: For Ivy Value Fund, the expense ratio for Class B is 0.80% higher than the expense ratio for Class A. Please explain.

Response: Class B has a larger number of small shareholder accounts than the other classes, resulting in higher shareholder servicing costs for that class and thus a higher expense ratio.

Ms. S. Stout

Division of Investment Management

Securities and Exchange Commission

May 20, 2011

6.	Comment: The turnover rates for the Ivy Bond Fund were 75%, 441% and 441% in 2008, 2009 and 2010, respectively. Please discuss whether turnover should be included as a principal strategy for this Fund.

Response: There was no change to the principal strategies for managing the Ivy Bond Fund. The increase in turnover for the fiscal years noted was due to a variety of factors, including changes in market liquidity, reaction to government programs, and increased new issuance volume. We believe the increased turnover was mainly due, however, to our attempts to position the portfolio to most effectively achieve the investment objective during a very volatile time period. Market dynamics during this time period caused us to trade more, but did not change the principal investment strategies described in the Fund’s prospectus.

7.	Comment: For Ivy Micro Cap Growth Fund, please explain what is meant by NA in footnote 2 to Financial Statements relating to Expense Reimbursements and/or Waivers.

Response: As noted in Footnote 1 to that table, investment management fees were waived to reach the expense limit for Class A and/or Class I.

8.	Comment: In Note 2 of the Financial Statements of the Annual Report for the fiscal year ended March 31, 2010, on page 193, unreimbursed distribution and service fees are mentioned but no amounts are given. Please explain.

Response: As described above, each series of Ivy Funds, a Massachusetts business trust (“Old Trust”) reorganized as a new series of Ivy Funds, a Delaware Statutory Trust (“New Trust”). Prior to the reorganization, the Old Trust operated under a Rule 12b-1 Plan that utilized a reimbursement-based payment method. As part of the reorganization, shareholders approved the New Trust adopting a compensation-based Rule 12b-1 Plan. Under the Old Trust’s reimbursement-based 12b-1 Plan, the distributor incurred expenses for servicing and/or distributing fund shares in prior years that exceeded the maximum annual amount payable under the plan. These excess expenses were “carried forward,” with the ability of the distributor to be reimbursed out of payments made under the applicable Fund’s 12b-1 plan in future years when the actual service and/or distribution expenses incurred were less than the maximum annual amount set under the plan. The potential obligation to reimburse for these unrecovered service and/or distribution fees ceased upon termination of the expense reimbursement plan and the unreimbursed amounts were not included in the notes to financial statement for this fiscal period.

9.	Comment: Ivy Cundill Global Value Fund invests in foreign securities. Please explain whether the Fund’s prospectus should include a minimum investment limitation in foreign securities.

Response: We believe that the Fund’s prospectus clearly describes the investment strategy and permissible investments of the Fund, as reflected in its most recent annual report to shareholders. Ivy Cundill Global Value Fund currently has disclosure within its

Ms. S. Stout

Division of Investment Management

Securities and Exchange Commission

May 20, 2011

principal investment strategy to invest in equity securities of issuers located throughout the world, including emerging markets countries. We believe this disclosure conforms with Rule 35d-1 and interpretations from the SEC. It is our understanding from reviewing Rule 35d-1 and the SEC’s Q&A on this topic, that the term “global” includes both foreign and domestic securities. Rule 35d-1, as adopted by the SEC, declined to impose on funds that have this word in their Fund name, a minimum investment requirement in foreign equities, for this very reason, that domestic securities are included within the description of ‘global’ securities.

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In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you have any further comments or questions regarding this filing, please call me at (913) 236-2432. Thank you for your attention to this matter.

Sincerely,

/s/ Mara D. Herrington
Mara D. Herrington
Vice President and Secretary